Exhibit 21 to 2005 10-K

LIST OF SUBSIDIARIES

(1)	Convergys Customer Management Group Inc., a corporation organized under the laws of the State of Ohio.

(2)	Convergys Information Management Group Inc., a corporation organized under the laws of the State of Ohio.

(3)	Convergys CMG Utah Inc., a corporation organized under the laws of the State of Utah.

(4)	Convergys Customer Management Group Canada Holding Inc., a corporation organized under the laws of the State of Delaware.

(5)	3117091 Nova Scotia Company, an unlimited liability company organized under the laws of the province of Nova Scotia, Canada.

(6)	Convergys Customer Management Delaware LLC, a limited liability company organized under the laws of the State of Delaware.